UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Box Ships Inc. (the "Company"), the Notice of the Annual Meeting of Shareholders of the Company and the Proxy Statement for the Annual Meeting of Shareholders of the Company.  Attached hereto as Exhibit 2 is the Form of Proxy Card for the Annual Meeting of Shareholders of the Company.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-203928), filed with the U.S. Securities and Exchange Commission with an effective date of July 24, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: October 22, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 1

Box Ships Inc.
  October 20, 2015
TO THE SHAREHOLDERS OF
BOX SHIPS INC.
Enclosed is a Notice of Annual General Meeting of Shareholders (the "Meeting") of Box Ships Inc. (the "Company") which will be held at the Company's offices located at 15 Karamanli Ave. 166 73 Voula, Greece, on November 18, 2015 at 12:00 p.m. local time, and related materials. The Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement and related materials, including the Company's 2014 annual report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "2014 Annual Report"), are available on the Company's website at www.box-ships.com/agm-materials.php.  Any shareholder may receive a hard copy of the 2014 Annual Report, free of charge upon request.
At the Meeting, shareholders of the Company will consider and vote upon proposals:
1	To elect two Class A Directors to serve until the Company's 2018 Annual General Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two");
3.	To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding common stock at a ratio of not less than one-for-two and not more than one-for-ten, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, in its discretion, and the authorization of the Board to implement the reverse stock split by filing the amendment with the Registrar of Corporations of the Marshall Islands ("Proposal Three"); and
4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.  Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares of the Company's common stock eligible to attend and vote at the Meeting.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the record date, October 12, 2015.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours,

Michael Bodouroglou
Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

BOX SHIPS INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 18, 2015

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Box Ships Inc. (the "Company") will be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on November 18, 2015 at 12:00 p.m. local time, for the following purposes, of which items one, two and three are more completely set forth in the accompanying Proxy Statement:

1	To elect two Class A Directors to serve until the Company's 2018 Annual General Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two");
3.	To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding common stock at a ratio ranging from one-for-two to one-for-ten, with the exact ratio (the "Split Ratio") to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, in its discretion, and the authorization of the Board to implement the reverse stock split by filing the amendment reflecting the Split Ratio with the Registrar of Corporations of the Marshall Islands ("Proposal Three"); and
4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The Board has fixed the close of business on October 12, 2015 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares as of the Record Date.
If you attend the meeting, you may revoke your proxy and vote in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2014 Annual Report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "2014 Annual Report"), are available on the Company's website at www.box-ships.com/agm-materials.php. Any shareholder may receive a hard copy of the 2014 Annual Report, free of charge upon request.
By Order of the Board of Directors

Aikaterini Stoupa
Secretary
October 20, 2015
 Voula, Greece

________________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 18, 2015
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the Board of Box Ships Inc., a Marshall Islands corporation (the "Company"), for use at the 2015 Annual General Meeting of Shareholders (the "Meeting") to be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on November 18, 2015 at 12:00 p.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about October 20, 2015.  These materials, along with the Company's 2014 Annual Report on Form 20-F, which contains the Company's audited financial statements for the fiscal year ended December 31, 2014, can also be found on the Company's website at www.box-ships.com/agm-materials.php.
VOTING RIGHTS AND OUTSTANDING SHARES
On October 12, 2015 (the "Record Date"), the Company had outstanding 31,218,715 shares of common stock, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the Common Shares issued and outstanding and entitled to vote at the Meeting, whether in person or by proxy, shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.
In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board on the proposals described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting until a quorum shall be present or sufficient votes in favor of the positions recommended by the Board are received. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.
The Common Shares are quoted on the New York Stock Exchange (NYSE) under the symbol "TEU."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 15 Karamanli Ave, GR 166 73, Voula Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

PROPOSAL ONE

 ELECTION OF DIRECTORS

The Company has five directors on the Board, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of the Class A Directors expires at the Meeting.  Accordingly, the Board has nominated Mr. Achilleas Stergiou and Mr. A. Joel Walton, each a current Class A Director, for election as directors whose term would expire at the Company's 2018 Annual General Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that the nominees will be able to serve, but if before the election it develops that a nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominee for Election to the Company's Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Position
Achilleas Stergiou	66	Class A Director
A. Joel Walton	54	Class A Director
Certain biographical information about the nominees is set forth below.

Achilleas Stergiou, age 66, has served as a Class A non-executive director of the Company since April 2011. From 2002 to November 2010, Mr. Stergiou served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank's shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the board of directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.

A. Joel Walton, age 54, has served as a Class A non-executive director of the Company since April 2011. Since May 2004, Mr. Walton has been the chief executive officer of the Maritime Authority of the Cayman Islands which also owns and operates the Cayman Registry. Prior to May 2004, Mr. Walton served in various posts within the Cayman Islands public sector, including that of Deputy Financial Secretary of the Cayman Islands for 11 years. Mr. Walton has also held appointments on a number of boards and committees in the Cayman public and private sectors, including: chairman of the Maritime Sector Consultative Committee; deputy chairman of the Cayman Islands Monetary Authority; chairman of the Cayman Islands Health Services Authority; chairman of the Company Sector Consultative Committee; deputy chairman of the Cayman Islands Public Service Pensions Board; and deputy chairman of the Cayman Islands Stock Exchange Authority. Mr. Walton has also held other board appointments, including with the Caribbean Utilities Company, Ltd., a Toronto Stock Exchange listed company and with the Caribbean Development Bank. Mr. Walton obtained a Bachelor of Administration (Hons) degree with a specialization in finance from Brock University, Canada in 1983 and an MBA with a concentration in finance and strategic planning from the University of Windsor, Ontario in 1988.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting of the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the audit committee of the Board.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of Common Shares entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED
ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

General.  The Board has approved and is hereby soliciting shareholder approval of an amendment to the Company's Amended and Restated Articles of Incorporation, substantially in the form attached hereto as Exhibit I, to effect a reverse stock split of the Company's issued and outstanding Common Shares at a ratio of not less than one-for-two and not more than one-for-ten (the "Amendment").  A vote FOR Proposal Three will constitute approval of the Amendment providing for the combination, except as explained below with respect to fractional shares, of any number of the Company's issued and outstanding Common Shares between and including two and ten into one Common Share and will grant the Board the authority to determine whether to implement the reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented.  If the shareholders approve Proposal Three, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment.  The Amendment will not change the number of authorized shares that the Company may issue or the par value of the Common Shares.
            The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split.  If shareholders approve Proposal Three, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company's and the shareholders' best interests at that time.  In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the range.  These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.
The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.
The form of the proposed amendment to the Company's Amended and Restated Articles of Incorporation is attached to this proxy statement as Exhibit I.  The following description is qualified in its entirety by reference to Exhibit I.

Purpose.  The purpose for seeking approval to effect the reverse stock split is to increase the market price of each Common Share.  The Company believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares.  Furthermore, the Common Shares are traded on the NYSE.  In December 2014, the NYSE notified us that we are not in compliance with the requirement that each Common Share maintain an average closing price of not less than $1.00 per share over a consecutive 30 trading-day period.  The Company is undertaking the reverse stock split to cause the Common Shares to trade above this minimum average closing price requirement.  The Company and the Board believe that maintaining the listing of the Common Shares on the NYSE is in the best interest of the Company and its shareholders. In addition, failure by the Company to maintain its listing on the NYSE may be deemed an event of default under, or may trigger such a default across, its loan agreements.

The Board may effect only one reverse stock split in connection with this Proposal Three.  In addition, the Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this Proposal Three is not in the best interests of the Company and its shareholders.

Fractional Shares.  No fractional Common Shares will be created or issued in connection with the reverse stock split.  Shareholders of record who otherwise would be entitled to receive fractional Common Shares as a consequence of the reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such Common Shares or, in the case of non-certificated Common Shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Common Shares on the NYSE on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price to be determined by the Board.  The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefore as described herein.

Authorized Common Shares and Par Value.  The reverse stock split will not result in a change in the number of authorized Common Shares or par value of the Common Shares. Because the Company's authorized number of Common Shares, which is currently 475,000,000 Common Shares under the Company's Amended and Restated Articles of Incorporation, will not decrease in accordance with the reverse stock split ratio, the reverse stock split would provide the Company with additional Common Shares, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.

Procedures for Effecting Reverse Stock Split.  As soon as practicable after the effective date of the reverse stock split, the Company's shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, Computershare Investor Services LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split Common Shares in exchange for certificates representing post-split Common Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split Common Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Common Shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Upon the reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name." However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.
Required Vote.  Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares of the Company's common stock eligible to attend and vote at the Meeting..

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL THREE, THE APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.   The Board has retained Okapi Partners LLC, or Okapi Partners, as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.
Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, New York 10022
(212) 297-0720
Toll Free: (855) 208-8901
info@okapipartners.com

EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One or Two have been approved.  Abstentions will have the effect of a vote AGAINST approval of Proposal Three.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board of Directors
Aikaterini Stoupa
Secretary
October 20, 2015
 Voula, Greece

EXHIBIT I
If Proposal Three is adopted by the affirmative vote of a majority of all shares entitled to vote at the meeting, the Company's Amended and Restated Articles of Incorporation may be amended to include the following language in order to give effect to the reverse split of the Company's Common Shares.
"Effective with the commencement of business on [___________], 2015 [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Company has effected a [whole number between two and ten to be determined at the discretion of the Board of Directors] to 1 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the number of registered shares of common stock the Company is authorized to issue or the par value of the common stock.  The stated capital of the Company is hereby reduced from $__________ to $__________ as adjusted for the cancellation of the fractional shares and the amount of $___________ as adjusted for the cancellation of fractional shares is allocated to surplus."

EXHIBIT 2

BOX SHIPS INC.
15 KARAMANLI AVENUE
VOULA, 16673
ATHENS GREECE

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

1 OF 2
1 1

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

NAME	
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

CONTROL # → 0000000000000000

SHARES

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

1. Election of Directors
Nominees

01 Achilleas Stergiou 02 A. Joel Walton

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

02 0000000000

The Board of Directors recommends you vote FOR proposals 2 and 3.

		For	Against	Abstain
2	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015.	☐	☐	☐
3	To approve the reverse split of the Company's Common stock and the related amendment to the Company's Amended and Restated Articles of Incorporation, as described in the proxy statement.	☐	☐	☐

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

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Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com .

BOX SHIPS INC.
Annual Meeting of Shareholders
November 18, 2015 12:00 HRS
This proxy is solicited by the Board of Directors

The Undersigned shareholder hereby appoints Michael Bodouroglou and Aikaterini Stoupa, and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of Box Ships Inc., that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of Box Ships Inc. to be held on Wednesday, November 18, 2015 at 12:00 HRS local time at the offices of Box Ships Inc., at 15 Karamanli Avenue, 166 73 Voula, Greece and at any and all adjournments thereof, as indicated herein.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS ONE AND TWO AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW.

If you vote by telephone or the internet, please DO NOT mail back this proxy card.

Continued and to be signed on reverse side

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